Image displayed in printed program materials.

Text contained within image include; congratulatory remarks, logo, informational remarks:

Congratulatory Remarks
We are pleased to join Sister Edna Lonergan, OSF and the staff of the St. Ann Center in celebration of 25 years of faithfully caring for our community... CONGRATULATIONS!

Logo
Fiduciary Management, Inc.
Adviser to the FMI Funds

Informational Remarks
Disciplined Equity Investing
Since 1980
800-811-5311
www.fmifunds.com